Exhibit 99.3

SKK HOLDINGS LIMITED

27 First Lok Yang Road

Singapore 629735

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors our Board of Directors for an annual general meeting of members (the “Meeting”) to be held at 10 a.m. (Singapore Time) on December 17, 2025 or at any adjournment or postponement thereof. The Meeting will be held at 27 First Lok Yang Road, Singapore 629735.

We will send or make these proxy materials available to shareholders on or about December 2, 2025.

PURPOSE OF THE ANNUAL GENERAL MEETING

Proposal 1.a.	Re-Election of Director: to approve, as an ordinary resolution, that Xiaoyan Liao be re-elected as a director of the Company;

Proposal 1.b.	Re-Election of Director: to approve, as an ordinary resolution, that Chin Hoong Chan be re-elected as a director of the Company.

Proposal 2.	Appointment of New Auditor: to approve, as an ordinary resolution, the appointment of WWC, P.C. as independent auditor of the Company for the financial year ending December 31, 2025 be ratified;

Proposal 3.	Redesignation and Reclassification of Share Capital, (B) Replace Article 8 of the Amended and Restated Memorandum of Association; and (C) Approve Second Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that:

(A)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$500,000 divided into 2,000,000,000 shares of a nominal or par value of US$0.00025 each to (ii) US$500,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.00025 each, and 50,000,000 preferred shares of a nominal or par value of US$0.00025 each, by the re-designation and re-classification of (x) 1,892,102,626 unissued shares of a nominal or par value of US$0.00025 each into 1,892,102,626 unissued Class A ordinary shares of a nominal or par value of US$0.00025 each, (y) 39,147,374 unissued shares of a nominal or par value of US$0.00025 each into 39,147,374 unissued Class B ordinary shares of a nominal or par value of US$0.00025 each, and (z) 50,000,000 unissued shares of a nominal or par value of US$0.00025 each into 50,000,000 unissued Preferred Shares of a nominal or par value of US$0.00025 each, and the currently issued 18,750,000 shares of a nominal or par value of US$0.00025 each in the Company be and are re-designated and re-classified into 7,897,374 Class A ordinary shares of a nominal or par value of US$0.00025 each with 1 vote per share (the “Class A Ordinary Shares”), 10,852,626 Class B ordinary shares of a nominal or par value of US$0.00025 each with 100 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.00025 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Xiaoyan Liao	7,823,713	7,823,713 Class B Ordinary Shares
Chun Seong Ng	2,335,163	2,335,163 Class B Ordinary Shares
Teck Shen Tang	693,750	693,750 Class B Ordinary Shares
All other shareholders	7,897,374	7,897,374 Class A Ordinary Shares
Total	18,750,000

(B)

the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 1,900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.00025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

Proposal 4.	Share Consolidation: to approve, as an ordinary resolution, that:-

(A)	a share consolidation of all the Company’s issued and unissued shares of whatever classes and series be approved at a ratio of not less than one(1)-for-two(2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Proposal 5:	Authorization of Directors and Officers: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Why did I receive these materials?

Our Members as of the close of business on November 21, 2025, which we refer to as the “Record Date,” are entitled to vote at our annual general meeting (the “Meeting”) of members (“Members”), which will be held on December 17, 2025. As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 18,750,000 ordinary shares outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of two or more holders of not less than one-third of the outstanding ordinary shares is necessary to constitute a quorum at the Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 6,250,000 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Chief Financial Officer, Sunny Soon, at skkcfo@skkworks.com.sg, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock, 18 Lafayette Place, Woodmere, New York 11598 (“VStock”), our transfer agent, who will act as master tabulator; however, no representatives of VStock will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your ordinary shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1.a., the re-election Xiaoyan Liao as a director;

FOR Proposal 1.b., the re-election Chin Hoong Chan as a director;

FOR Proposal 2, the appointment of WWC, P.C. as independent auditor of the Company for the financial year ending December 31, 2025;

FOR Proposal 3,

(A)	the re-designation and re-classification of shares of the Company such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$500,000 divided into 2,000,000,000 shares of a nominal or par value of US$0.00025 each to (ii) US$500,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.00025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.00025 each, by the re-designation and re-classification of (x) 1,892,102,626 unissued shares of a nominal or par value of US$0.00025 each into 1,892,102,626 unissued Class A ordinary shares of a nominal or par value of US$0.00025 each, (y) 39,147,374 unissued shares of a nominal or par value of US$0.00025 each into 39,147,374 unissued Class B ordinary shares of a nominal or par value of US$0.00025 each, and (z) 50,000,000 unissued shares of a nominal or par value of US$0.00025 each into 50,000,000 unissued preferred shares of a nominal or par value of US$0.00025 each, and the currently issued 18,750,000 shares of a nominal or par value of US$0.00025 each in the Company be and are re-designated and re-classified into 7,897,374 Class A ordinary shares of a nominal or par value of US$0.00025 each with 1 vote per share (the “Class A Ordinary Shares”), 10,852,626 Class B ordinary shares of a nominal or par value of US$0.00025 each with 100 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.00025 each, on a one for one basis, as stated in this notice above;

(B)	the deletion of existing clause 8 of the amended and restated memorandum of association and its replacement with a new clause 8 reflecting the re-classification and re-designation of the authorized share capital of the Company into three classes; and

(C)	the adoption of the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the proxy notice (the “Amended and Restated Memorandum and Articles of Association”) in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

FOR Proposal 4,

(A)	the share consolidation of all the Company’s issued and unissued shares of whatever classes and series be approved at a ratio of not less than one(1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Xiaoyan Liao, our Human Resources and Administrative Director and one of our Executive Directors, holds 41.73% of SKK. Ms. Liao has advised the Company that she intends to vote the 7,823,713 ordinary shares representing approximately 41.73% of the outstanding ordinary shares as of the Record Date in favor of the proposals above. In the event a minimum quorum (being two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company) is present throughout the Meeting, the shares held of record by Ms. Liao and voted in favor of the above proposals will be sufficient to approve the proposals.

Proposal 3 will become effective upon approval of our shareholders. Following such approval, the Amended and Restated Memorandum and Articles of Association will provide that each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at general meetings of the Company.

The proposed Redesignation and Reclassification of Share Capital in Proposal 3 will not affect in any way the validity or transferability of the shares outstanding, or the trading of the Company’s shares on the Nasdaq Capital Market. If the proposal is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class A Ordinary Shares or Class B Ordinary Shares or securities convertible into Class A Ordinary Shares or Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares or Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

PROPOSALS 1.a. AND 1.b.

RE-ELECTION OF DIRECTORS

According to Article 87 of the Articles, the directors are shall hold office until the expiration of his term or until their successors are elected or appointed. The following is a table of our current board of directors and their respective terms:

Name	Title	Term
Xiaoyan Liao	Executive director and human resources and administrative officer	2025
Chun Seong Ng	Executive director and chief operating officer	2025
Chin Hoong Chan	Independent director	2025
Chung Keong Cheong	Independent director	2025
Kian San Lum	Independent director	2025

Based on the resolutions of the Nominating and Corporate Governance Committee dated October 14, 2025, Xiaoyan Liao and Chin Hoong Chan have each been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

Xiaoyan Liao and Chin Hoong Chan have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of June 2025, the principal positions currently held by each of them and their biographies are as above and as follows:

Name	Age	Position
Xiaoyan Liao	45	Executive director and human resources and administrative officer

Chin Hoong Chan	37	Independent Director

Ms. Xiaoyan Liao (“Ms. Liao”) serves as our Human Resources and Administrative Director. Ms. Liao was appointed as Executive Director on March 27, 2023. Ms. Liao is responsible for the overall management of the human resources and administrative department. In 2014, Ms. Liao joined SKK as human resources and administrative director and appointed as executive director of SKK in 2015. Ms. Liao is the spouse of Mr. Sze.

Ms. Liao has over 10 years of experience in providing general administrative and human resources.

Ms. Liao graduated from Guilin Secondary Vocational & Technical School of Commerce, Guangxi in the PRC with a specialized course in Marketing in 1999.

Mr. Chin Hoong Chan, Edmund (“Mr. Edmund Chan”) serves as an independent director. Mr. Edmund Chan serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Edmund Chan has been in the audit and accounting field for over 11 years. From 2011 to 2012, Mr. Edmund Chan worked as an audit associate at Cheng & Co. in Malaysia. From 2012 to 2013, Mr. Edmund Chan worked as a senior audit associate at KPMG in Malaysia. From 2013 to 2018, Mr. Edmund Chan worked as audit assistant manager at BDO LLP in Singapore. Since 2018, Mr. Edmund Chan has been the Finance & HR Manager of Signmechanic Pte Ltd in Singapore. Since 2023, Mr. Edmund Chan has been an independent non-executive director in Multi Ways Holdings Limited, a company specializing in heavy construction equipment whose shares are listed on the New York Stock Exchange (stock code: MWG). Since 2024, Mr. Chan has been an independent non-executive director in JBDI Holdings Limited, a company specializing in drums and barrels recycling whose shares are listed on the Nasdaq (stock code: JBDI).

Mr. Edmund Chan has completed the examination from Association of Chartered Certified Accountants and obtained the certificate in 2011. Mr. Edmund Chan is a member of the Association of Chartered Certified Accountants (ACCA) since 2014. He is also a member of the Institute of Singapore Chartered Accountants (ISCA) since 2016 and the Fellow Member of Association of Chartered Certified Accountants (FCCA) since 2019.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1.a. and 1.b. AND THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that WWC, P.C. be appointed as our independent auditor for the financial year ending December 31, 2025.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE CONFIRMATION OF THE APPOINTMENT OF WWC, P.C. AS OUR INDEPENDENT AUDITOR FOR FINANCIAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL 3

(A) REDESIGNATION AND RECLASSIFICATION OF SHARE CAPITAL,

(B) REPLACE ARTICLE 8 OF MEMORANDUM OF ASSOCIATION,

AND

(C) APPROVE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Board of Directors has approved and recommends the shareholders to approve, as a special resolution,

Redesignation and Reclassification of Share Capital, (B) Replace Article 8 of the Amended and Restated Memorandum of Association; and (C) Approve Second Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that:

(A)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$500,000 divided into 2,000,000,000 shares of a nominal or par value of US$0.00025 each to (ii) US$500,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.00025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.00025 each, by the re-designation and re-classification of (x) 1,892,102,626 unissued shares of a nominal or par value of US$0.00025 each into 1,892,102,626 unissued Class A ordinary shares of a nominal or par value of US$0.00025 each, (y) 39,147,374 unissued shares of a nominal or par value of US$0.00025 each into 39,147,374 unissued Class B ordinary shares of a nominal or par value of US$0.00025 each, and (z) 50,000,000 unissued shares of a nominal or par value of US$0.00025 each into 50,000,000 unissued Preferred Shares of a nominal or par value of US$0.00025 each, and the currently issued 18,750,000 shares of a nominal or par value of US$0.00025 each in the Company be and are re-designated and re-classified into 7,897,374 Class A ordinary shares of a nominal or par value of US$0.00025 each with 1 vote per share (the “Class A Ordinary Shares”), 10,852,626 Class B ordinary shares of a nominal or par value of US$0.00025 each with 100 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.00025 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Xiaoyan Liao	7,823,713	7,823,713 Class B Ordinary Shares
Chun Seong Ng	2,335,163	2,335,163 Class B Ordinary Shares
Teck Shen Tang	693,750	693,750 Class B Ordinary Shares
All other shareholders	7,897,374	7,897,374 Class A Ordinary Shares
Total	18,750,000

(B)

the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 1,900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.00025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, FOR (A) REDESIGNATION AND RECLASSIFICATION OF SHARE CAPITAL, (B) REPLACE ARTICLE 8 OF MEMORANDUM OF ASSOCIATION, AND (C) APPROVE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 4

SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “SKK.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). On April 14, 2025, SKK received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with a 180-calendar day compliance period, or until October 13, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Board believes that the delisting of its shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of its shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

The Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the shares of the Company to meet the Bid Price Rule. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within Range to be determined by the Board in its sole discretion within 180 calendar days after the shareholders’ approval (and if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of shares of the Company to round up any fractions of shares of the Company issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the share consolidation, the Board considered various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the relevant shares of the Company on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the shares of the Company. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of the relevant shares of the Company than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the relevant shares of the Company, it may not increase the market price of the relevant shares of the Company in proportion to the reduction in the number of the relevant shares of the Company outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the relevant shares of the Company declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the relevant shares of the Company could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued if the Share Consolidation is effected. Upon approval of Proposal 4, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fractional shares, including but not limited to rounding down any fractions of shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, subject to passing of the Redesignation and Reclassification of Share Capital and the adoption of the Amended and Restated Memorandum and Articles of Association, our authorized shares will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-fifty (50), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding shares of the Company at the ratio between one (1)-for-two (2) and one (1)-for- fifty (50), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding shares of the Company immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of the relevant shares of the Company being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation if the Board determines to proceed with it, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE SHARE CONSOLIDATION.

PROPOSAL 5

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 5 is a general power to be granted to directors and officers of the Company to take any and every action to implement the matters in Proposals 1 to 4.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Xiaoyan Liao

Executive Director